SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2024

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

A Publicly-Held Company

ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS

Consolidated Synthetic Voting Map - Final

Ambev S.A., pursuant to CVM Ruling No. 81/22, publishes the final voting map regarding the consolidation of voting instructions remotely delivered and delivered in person for each item included in the voting bulletins, including the matters submitted to the Ordinary and Extraordinary Shareholders’ Meetings of Ambev S.A. as of April 30, 2024. The consolidated final synthetic voting map is provided on the tables below.

São Paulo, April 30, 2024.

Ambev S.A.

Lucas Machado Lira

Chief Financial and Investor Relations Officer

1

Consolidated Synthetic Voting Map (Final)

Annual and Extraordinary General Shareholders’ Meetings of Ambev S.A. held on April 30, 2024

#	RESOLUTION	VOTE	TOTAL
ORDINARY GENERAL MEETING
1.	To approve the managers’ accounts and financial statements for the fiscal year ended on December 31, 2023.	FOR	13,659,614,111
		AGAINST	282,625
		ABSTENTION	467,251,040
2.	To resolve on the allocation of net profit for the fiscal year ended December 31, 2023, with the consequent ratification of payment of interest over shareholders’ equity made in advance to the shareholders, to debit of the profit for the year of 2023, pursuant to the Management Proposal.	FOR	14,116,260,684
		AGAINST	312,418
		ABSTENTION	10,565,076
3.	Election of the fiscal council separately Appointment of candidates to the Fiscal Council by minority shareholders holders of voting shares, pursuant to the Management Proposal: Fabio de Oliveira Moser / Joao Vagnes de Moura Silva	FOR	2,660,248,633
		AGAINST	5,392,744
		ABSTENTION	7,876,472
4.	Election of the fiscal council by single slate Appointment of all names that compose the Controller Slate - Fiscal Council, pursuant to the Management Proposal: Candidates • José Ronaldo Vilela Rezende • Elidie Palma Bifano • Emanuel Sotelino Schifferle (alternate) • Eduardo Rogatto Luque (alternate)	FOR	11,445,697,960
		AGAINST	92,043,826
		ABSTENTION	996,328,934

2

Consolidated Synthetic Voting Map (Final)

Annual and Extraordinary General Shareholders’ Meetings of Ambev S.A. held on April 30, 2024

5.	To determine managers’ overall compensation for the year of 2024, including expenses related to the recognition of the fair amount of (x) the stock options that the Company intends to grant in the fiscal year, and (y) the compensation based on shares that the Company intends to execute in the fiscal year, under the terms set forth in the Management Proposal.	FOR	13,780,249,288
		AGAINST	288,646,099
		ABSTENTION	58,228,357
6.	To determine the overall compensation of the Fiscal Council’s members for the year of 2024, with alternate members’ compensation corresponding to half of the amount received by the effective members, under the terms set forth in the Management Proposal.	FOR	14,112,486,495
		AGAINST	2,109,175
		ABSTENTION	12,530,894

3

Consolidated Synthetic Voting Map (Final)

Annual and Extraordinary General Shareholders’ Meetings of Ambev S.A. held on April 30, 2024

#	RESOLUTION	VOTE	TOTAL
EXTRAORDINARY GENERAL MEETING
1	Approve the amendment to the Bylaws to amend the main provision of article 5, to reflect the capital increases approved by the Board of Directors, within the authorized capital limit, until the date of the Extraordinary General Meeting, as detailed in Exhibit B.I of the Management Proposal.	FOR	14,138,915,163
		AGAINST	3,807,776
		ABSTENTION	10,572,410
2	Approve the amendment to the Bylaws, to rectify article 15, §5º, item “h”, to include the word “no”, expressly stating that for the purposes of characterizing the independency of the members of the Board of Directors of the Company, he/she must not have founded the Company nor has significant influence over it, as detailed in Exhibit B.I of the Management Proposal.	FOR	14,141,560,119
		AGAINST	1,120,893
		ABSTENTION	10,614,595
3	Approve the amendment to the Bylaws, to amend articles 22, 32 and 33, and exclude article 34, to reformulate the composition of the Board of Officers of the Company, renaming and redistributing the attributions of certain positions, as detailed in Exhibit B.I of the Management Proposal.	FOR	14,141,660,122
		AGAINST	931,603
		ABSTENTION	10,701,356
4	Approve the renumbering of current articles 34 to 46 and the restatement of the Company’s Bylaws, as detailed in Exhibit B.I of the Management Proposal.	FOR	14,141,874,867
		AGAINST	814,789
		ABSTENTION	10,598,294

4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2024

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer